Filed  by  Ashland  Inc.  pursuant  to  Rules  165  and  425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                               SubjectCompany: Ashland Inc.
                                             Commission File No.: 001-02918

        (Excerpt from transcript of Ashland Inc.'s January 25, 2005 conference call regarding it's first quarter earnings)




===========================================================================

ASH - Q1 2005 Ashland Earnings Conference Call

                                      ***

BILL HENDERSON  - ASHLAND, INC. - DIRECTOR OF INVESTOR RELATIONS


                                    ***

Of course, the biggest uncertainty in 2005 is whether Ashland will retain its 38 percent ownership interest in MAP. As we have previously disclosed, discussions continue with the IRS, but we believe the previously announced transaction with Marathon is unlikely to close. If the transaction is terminated, we would consider other alternatives. However, there is a substantial risk that no acceptable alternative transaction will be identified.

Clearly, the MAP joint venture has been very successful. It is our intent to capture the highest value for our shareholders, whether that be through the proposed transaction, an alternative transaction or retention of our ownership.

Now I  believe  we're  ready to take your  questions.  I'll turn it back to
Bill.
                                    ***

QUESTION AND ANSWER
                                    ***

 ARJUN MURTI  - GOLDMAN SACHS - ANALYST


 Thank you. It's Arjun Murti. Just a follow-up question on MAP, just to make sure I'm understanding it correctly. Based on your December 20 update, it sounds like it's a relatively small portion of the deal that may have a taxable nature to it. But even though that is a small portion, that would be enough for you all to terminate the previous transaction with Marathon. Is that correct?

James J. O'Brien: Let me just speak to that real quickly. As far as the taxable piece, obviously, that's what everybody is focused on right now. The -- what we're trying to work for the IRS is to resolve those issues to determine how we move forward in that area. The deal as written -- to our shareholders, what we agreed to, was a tax-free deal to Ashland shareholders. So that is where we're focused, to preserve that portion of the deal and if that is not possible, our intent will be to terminate the transaction.


 ARJUN MURTI  - GOLDMAN SACHS - ANALYST


 And you were very clear in terms of -- it could terminate, you could renegotiate something or you could retain your interest. Obviously, refining stock prices are up, I think, around 50 percent since when you struck this deal. Currently, the expectations are variable and that can, of course, change. Did your own view of the refining business -- has it changed materially since when you first brought this transaction in terms of how do you see the potential value and/or your desire to retain an ongoing interest in the refining business?

James J. O'Brien: I think our strategic attack is the same. Our preferred course of action would be to complete a transaction. But that's also in the context, though, of what that transaction would look like and, obviously, the only thing that's been negotiated is this tax- free transaction, which is in front of the IRS right now. So anything beyond that would be speculation and I really can't address what another transaction may look like.

As far as the value of refining stocks, obviously, MAP has performed very, very well and we're very proud of the management team and what they've accomplished. And it's just been tremendous, the amount of cash that business has been able to throw off and we're very proud of that and pleased to accept that dividend from MAP, when that would occur. So as far as our view of MAP, it's a very strong asset, continues to perform, and our preference would be to find a solution with Marathon, but if not, we're very pleased to maintain ownership of our portion of MAP. It's a high performing asset.


 ARJUN MURTI  - GOLDMAN SACHS - ANALYST


 And just a final one. On the $591m of cash that's built up your share, you're basically owed that whether the deal closes or not. It's just a question of timing and getting that $591m?


 BILL HENDERSON  - ASHLAND, INC. - DIRECTOR OF INVESTOR RELATIONS


 Yeah, Arjun, that's basically correct. Were -- if the transaction had terminated on December 30th, we would have received that amount on December
31. But if we do -- if we are able, in the unlikely event we're able to turn the IRS around, the amount of cash we would receive is the amount of cash that existed on the balance sheet at the close of the day, not the December numbers.

                                    ***

PAUL TING  - UBS WARBURG - ANALYST


 Good morning. A couple questions, please. First of all, I want to make sure I understand Jim's comments about the MAP transaction. In addition to the tax-free issue, are there any other fundamental valuation issues?

James J. O'Brien: Paul, when you say, "evaluation issue," what are you referring to?


 PAUL TING  - UBS WARBURG - ANALYST


 The fact -- the fundamental transaction price itself is subject to change, in addition to the tax-related issues.

James J. O'Brien: The project, as it's being evaluated now by the IRS, it's strictly a tax-related issue.


 PAUL TING  - UBS WARBURG - ANALYST


 Exactly.

James J. O'Brien: And that's the only issue that's open on the deal right now.


 PAUL TING  - UBS WARBURG - ANALYST


 Okay. So, the fundamental valuation of the transaction has not changed except the tax issue is still unresolved?

James J. O'Brien: Yes. In this deal, that's correct.


 PAUL TING  - UBS WARBURG - ANALYST


 Okay. Great. Just want -- appreciate that clarification.

James J. O'Brien: Sure.

                                    ***

JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST


 Right.

James J. O'Brien: The receipt of that cash, if the transaction is terminated, we would expect to receive the cash shortly thereafter, whatever cash exists at the prior quarter end.


 JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST


 So the meaning of the termination of the transaction is when the tax-free transaction is terminated?

James J. O'Brien: Yes.


 JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST


 Okay. And in terms of the disclosure of your negotiations with Marathon, once the tax-free transaction ends, assuming that it does end, how do you have to disclose what's happening with Marathon? That is, when you begin to negotiate, do you have to discuss that?
Do you have to disclose that?

James J. O'Brien: I will turn that over to our securities attorney to advise us on what the disclosure times are. At this point, our focus has been on trying to complete the project we announced in March. And that has been our focus.

                                    ***

 MIKE JUDD  - GREENWICH CONSULTANTS - ANALYST


 Okay. Great. And then, the other question is again related to the timing of the IRS conversations and things like that. I guess most of us assume at this point that that will come to an end. Can you shed some light as to whether that is likely to happen in like a month or is it 2 months or 3 months?

James J. O'Brien: Well, we don't want to speculate as far as timing. I think our December 20th press release, we said at that point in time, that we think it is unlikely that the Crease Manas (phonetic) transaction will close, and we said that the IRS has informed Ashland Marathon that it intends to rule adversely. Our communication subsequent to December 20th would reinforce the accuracy of those statements.

                                    ***

 PAUL CHENG  - LEHMAN BROTHERS - ANALYST


 Good morning, guys. I think that this is for Marvin. Marvin, with your discussion with IRS, can you give us some rough idea that what may be the potential tax liability based on what they establish to date or that what is their position to date? I think your taxable base is about $1.2b, yet we just apply a simple tax rate base, 37 percent. That tax liability depends on the $630m (indiscernible) if no change. Is that calculation is on the (inaudible), correct?

James J. O'Brien: Let me first say that we think our tax basis is probably a little lower of $1.3b today. It's a little higher. We don't want to start talking about a tax liability because that implies that there is going to be taxable transaction. We don't know that there is going to be one and it also implies a price. And to this point, our focus has been on trying to turn around the IRS and to go through the transaction that we announced back in March.


 PAUL CHENG  - LEHMAN BROTHERS - ANALYST


 No, I fully understand. I'm just saying that if we base on the current price, and based on the IRS current position, can you give us a rough estimate to see if that number is still in the ballpark correct?

James J. O'Brien: What number? The $1.2b?


 PAUL CHENG  - LEHMAN BROTHERS - ANALYST


 No, the one -- the $630m. In other words, is the entire amount (indiscernible) taxable base is going to be taxable, based on the position that IRS communicate to you at this point?

James J. O'Brien: Yeah. I don't want to go into that.


 PAUL CHENG  - LEHMAN BROTHERS - ANALYST


 Okay.

James J. O'Brien: The ruling that we've requested from the IRS is very important. The one issue that is open is a very important issue. It's not an immaterial issue, and the requirements to close the transaction are that we get the -- this particular ruling and we have not yet.


 PAUL CHENG  - LEHMAN BROTHERS - ANALYST


 Okay. And, Marvin, or in this case, it may be for James, if this whole process, I mean, you don't want to speculate there's a timeline, but at some point, that you have to make a decision whether you want to continue, because I don't think you want to continue for 3 or 4 years later. I mean, that in your original announcement that you had a June 30, that line to whether you did that at that time (indiscernible) or that you recall (indiscernible). Is the June 30th (indiscernible) or that this is subject to change?

James J. O'Brien: That is still the deadline.


 PAUL CHENG  - LEHMAN BROTHERS - ANALYST


 That's still the deadline.

James J. O'Brien: And the transaction would terminate the earlier of June 30th or if we believe that we will not receive the ruling.


 PAUL CHENG  - LEHMAN BROTHERS - ANALYST


 But your most money will not possibly go into to June 30th?

James J. O'Brien: Well, I don't want to say under no circumstances, but the document as written is terminated as of June 30th.


                                    ***

 CHI CHOW  - PETRIE PARKMAN - ANALYST


 Right. Okay. Okay. Great. Thanks. And then, Jim, a couple questions for you. Hypothetically, if Ashland were to keep MAP, would that change your management structure at all?

James J. O'Brien: As I went out and talked about the -- how we are organizing the company and the focus of the organization we have stated that we view MAP as an excellent investment and we look at it as such. We manage it as an investment, we're on the Board. Marvin and I and David Hausrath are on the Board of the Managers. And that we manage it as an investment and Gary and his team does a tremendous managing the business on a day-to-day basis. So, as I look at the business, we would still continue to be focused on the chemical sector and the transportation sector, and actively move those businesses -- grow those businesses and make the modifications to them to improve them on a day in day out basis. So no, it would not change, my view point, as far as how we'd run the company.


                                    ***

WILLIAM FAIR(PH)  - W.H. REED & COMPANY - ANALYST


 Hi. Good morning, boys. I want to beat this sale issue to death, but if we could just for one second hope -- I hope this is wrong, but premise the IRS rules quickly, on an unfavorable basis and you are faced with discussions with our partner. It can be so disruptive to management, time and focus and attention and issues about dividends and things like that, is there a time when you, internally have in your heart, to call off these kinds of discussions. I mean it's kind of like the baseball player who's contract is expiring at some point and you know it can effect their play during the season. Is there any likelihood that you just have an internal clock or is this June 30th date a drop-dead date in your mind?

James J. O'Brien: Well, the June 30th date was a date that we put on to resolve the tax-free transaction. The phase we're in right now, with these continued discussions with the IRS, and I think we've made it fairly clear that the discussion with the IRS are not encouraging. So, I mean, from that standpoint it will not go on forever. We are in that phase, also, that we have to use reasonable effort on both parties to find all possible avenues to complete this transaction. That's what we're doing today. So once we -- Marathon and Ashland agrees that there is actually no possible way this can go forward, then we will terminate that transaction and we'll have to see where it takes us from there. Your point is well taken as far as that, I don't believe that this will go on forever. Either the two parties will agree on some other transaction that we would negotiate, or we'll say the time is not right and move on and run our businesses. But, I don't think it's going to be a distraction that goes through another fiscal year. I think that, one way or the other, we will face it and either go into a other direction or just run the business.


 WILLIAM FAIR(PH)  - W.H. REED & COMPANY - ANALYST


 Not to beat up this baseball analogy, but do you think your refining marketing players have been distracted from their business, to any degree, by this outstanding negotiation?

James J. O'Brien: No I think that this past fiscal year demonstrates they've been -- their eye is on the ball and making great decisions and, as far as the MAP Board of Managers, this does not get in our way of discussing what's best for MAP. And we sit down and make decisions that will enhance the value of that asset and enhance the position in the marketplace. So I don think it's a distraction there either, but where I do tend to agree with you is that I don't believe this is something that goes on forever.


                                    ***


 MICHAEL LEWIS ANALYST


 Hi. How are you? Are there any limitations on your ability to market your interest in MAP to anyone else and, if so, what are those?

James J. O'Brien: Well, under our agreement with Marathon that we executed back in March -- yes there are. And, that's -- we have a contract with Marathon.


 MICHAEL LEWIS ANALYST


 I'm sorry I meant after -- assuming that this current transaction were to be terminated?

James J. O'Brien: We have -- would like to sell the assets or our -- excuse me -- our percentage of ownership. So, we have some flexibility.


 MICHAEL LEWIS ANALYST


 And do they have a right of first refusal, or how does that work on their end?

James J. O'Brien: I believe they do. Quite frankly I haven't looked at that, as of late. It hasn't been on my thought pattern.


 MICHAEL LEWIS ANALYST


 That -- it doesn't sound like that's one of the options that you're exploring -- selling it to someone else?

James J. O'Brien: You know I don't want to comment there at all.


                                    ***


FADEL GHEIT  - OPPENHEIMER - ANALYST


 Good morning, gentlemen. I have a couple of questions right here. I don't want to beat this man to death. But, wanted to assume when you started the discussion the year -- well almost March, you had Plan A and hopefully you had a Plan B. Plan A (indiscernible) Plan B is on no (indiscernible) IRS. Now Plan B seems to have (indiscernible). What is Plan B?

James J. O'Brien: The Plan A, again, we have not totally given up on Plan A, and we are continuing to work with the IRS to try to complete Plan A.


 FADEL GHEIT  - OPPENHEIMER - ANALYST


 But isn't it, in a way, wasting your time since you know, almost like, you are more likely to -- agreed there was failure at the end of this (indiscernible) period and instead of wasting your precious time for a your shareholders take and Marathon shareholders stake the uncertainty is probably hurting both. Wouldn't you have a parallel negotiation instead of waiting for the IRS to move since they are Bureaucrats and (indiscernible).

James J. O'Brien: Well, that's sort of your point of view and right now, our only real work is being done to complete this transaction.


 FADEL GHEIT  - OPPENHEIMER - ANALYST


 So, but there is no parallel path. You are not discussing the - what if the IRS indeed deny us the tax-free status then we can talk together and see whether or not we can arrive at an agreement. You are not doing that right now?

James J. O'Brien: What we're doing right now is we're working with the IRS, try to get their approval to complete this transaction. That's where both company's energy and focus is right now.


 FADEL GHEIT  - OPPENHEIMER - ANALYST

 Okay. But you're not talking to each other.

James J. O'Brien: We're talking to the IRS.


                                    ***

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility the transaction may not close including as a result of failure to receive a favorable ruling from the Internal Revenue Service or failure of Ashland to obtain the approval of its shareholders; the possibility that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2004, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this news release.

Additional Information about the MAP Transaction
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004 and an amended preliminary proxy statement on Schedule 14A on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4, which includes a further amended preliminary proxy statement/prospectus, with the SEC on October 12, 2004. Investors and security holders are urged to read those documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 14, 2004. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.